Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

COMFORCE Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

20038K109
(CUSIP Number)

Harry V. Maccarrone
999 Stewart Avenue
Bethpage, New York 11714

Copies to:
David Edwards
One North Wacker Dr., Suite 4400
Chicago, IL 60606
(312) 214-8306
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John C. Fanning
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,150,097
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 5,150,097
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,150,097
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John C. Fanning Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 4,217,308
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 4,217,308
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,217,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John C. Fanning Irrevocable Grantor Retained Annuity Trust (GRAT)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 527,789
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 527,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 527,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harry V. Maccarrone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,716,031
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 5,716,031
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,716,031
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fanning Asset Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 565,382
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 565,382
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 565,382
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D/A

This Amendment No. 4 on Schedule 13D/A (“Amendment No. 4”) is being filed by John C. Fanning, John C. Fanning Revocable Trust, John C. Fanning Irrevocable Grantor Retained Annuity Trust, Harry V. Maccarrone and Fanning Asset Partners, L.P. (each a “Reporting Person”).

Item 1.  Security and Issuer

Item 1 is hereby amended and restated as follows:

This statement on Schedule 13D/A relates to the shares of common stock, par value $.01 per share of COMFORCE Corporation, a Delaware corporation (the “Company” or the “Issuer”).  The Company’s principal executive office is located at 999 Stewart Avenue, Bethpage, New York 11714.

Item 2.  Identity and Background

Item 2 is hereby amended and restated as follows:

(a)            John C. Fanning (“Fanning”); John C. Fanning Revocable Trust (the “Trust”); John C. Fanning Irrevocable Grantor Retained Annuity Trust (the “GRAT”); Fanning Asset Partners, L.P. (the “Family Partnership”), a Georgia limited partnership in which Maccarrone is the president and sole shareholder of the corporation, HM Assets, Inc., that serves as its general partner; and Harry V. Maccarrone, individually, as co-trustee of the Trust, as trustee of the GRAT and as sole shareholder of the general partner of the Family Partnership (“Maccarrone”) (each a “Reporting Person”).

(b)           The address of each Reporting Person is c/o COMFORCE Corporation, 999 Stewart Avenue, Bethpage, New York 11714.

(c)           Fanning is the Chairman and a director of the Issuer.                                                                                     Maccarrone is the Chief Executive Officer and a director of the Issuer.  The Issuer is principally engaged in the business of providing outsourced staffing management services and specialty staffing, consulting and other outsourcing services to clients in the areas of healthcare support, technical and engineering, information technology and telecommunications. The Trust holds and manages certain assets of Fanning.  The GRAT has been established to provide an annuity to Fanning with members of his family named as the residuary beneficiaries. The Family Partnership holds and manages certain assets for the benefit of named family members of Fanning (as limited partners).

(d)           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)           Each Reporting Person is a citizen of and/or domiciled in the United States of America.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented to include the following:

On November 1, 2010, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CFS Parent Corp., a Delaware corporation (“Parent”), and CFS Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent.  Parent and Merger Sub are affiliates of ABRY Partners, LLC.

As a condition to Parent and Merger Sub entering into the Merger Agreement, each of the Reporting Persons has entered into a voting and support agreement (each a “Voting Agreement”), dated as of November 1, 2010, with Parent and Merger Sub, in which they have agreed, among other things, to (1) vote all of their shares of common stock in favor of the adoption of the Merger Agreement, and (2) certain restrictions on the disposition of their shares of common stock and preferred stock, subject to the terms and conditions of the Voting Agreements.

Subject to the terms of the Voting Agreements, the Reporting Persons have shared voting control over an aggregate of 33.7% of the Company’s Common Stock.  This calculation is based on 17,387,702 shares of Common Stock reported by the Issuer to be outstanding as of November 1, 2010 in the preliminary proxy statement filed by the Issuer on November 5, 2010 and stock options with respect to 800,000 shares of Common Stock issuable upon exercise thereof to the Reporting Persons within 60 days of November 1, 2010.

None of the Reporting Persons received additional consideration in connection with the execution and delivery of the Voting Agreements.  The form of Voting Agreement entered into by each of the Reporting Persons is filed as Exhibit 99.1 hereto.  The description of the Voting Agreements included in this Schedule 13D/A is qualified in its entirety by reference to the filed exhibit.

The following table sets forth the number of shares and percentage of common stock owned by the Reporting Persons as of November 1, 2010 (and which is unchanged as of the date of filing of this Schedule 13D/A):

Name	Subtotals:	Number (1)	Percentage (1)
John C. Fanning (2)(4)
Held individually	405,000
Held through John C. Fanning Revocable Trust	4,217,308
Held through John C. Fanning Irrevocable Grantor Retained Annuity Trust (GRAT)	527,789
Total		5,150,097	28.9%

Harry V. Maccarrone,(3)(4)
Held individually	405,552
Held as co-trustee of John C. Fanning Revocable Trust	4,217,308
Held as trustee of John C. Fanning GRAT	527,789
Held as partner of Fanning Asset Partners, L.P.	565,382
Total		5,716,031	32.1%
_________________________
(1)
For purposes of this table, shares are considered “beneficially owned” if the person directly or indirectly has the sole or shared power to vote or direct the voting of the securities or the sole or shared power to dispose of or direct the disposition of the securities, even if such person has no pecuniary interest in such securities. A person is also considered to beneficially own shares that such person has the right to acquire within 60 days, and options exercisable within such period are referred to herein as “currently exercisable.”

(2)	Mr. Fanning serves as the Company’s Chairman. The shares beneficially owned by Mr. Fanning are as follows:

Individual Holdings:  405,000 shares issuable to him upon exercise of the following options:

Shares issuable upon the exercise of options:	Exercise price per share ($)	Expiration Date
10,000	1.50	6/11/2011
10,000	1.10	6/10/2012
75,000	1.45	6/10/2012
10,000	0.66	8/11/2013
10,000	2.19	6/7/2014
75,000	3.02	1/16/2015
10,000	2.00	6/7/2015
10,000	2.66	6/4/2016
10,000	2.60	6/9/2017
10,000	2.04	6/9/2018
10,000	1.30	6/8/2019
150,000	1.75	12/21/2019
15,000	1.37	6/13/2020

Held through the John C. Fanning Revocable Trust:  4,217,308 shares owned by the Trust.  Mr. Fanning is a co-trustee (together with Mr. Maccarrone) of the Trust. Under the terms of the Trust, Mr. Fanning shares voting and dispositive power with Mr. Maccarrone as to all of these shares.  Mr. Fanning is the sole beneficiary under the Trust except for a nominal interest held by Mr. Maccarrone.

Held through the John C. Fanning GRAT:  527,789 shares owned by the GRAT.  Mr. Maccarrone is the trustee of the GRAT.  Under the terms of the GRAT, Mr. Maccarrone holds sole voting and dispositive power in the shares and Mr. Fanning holds the entire pecuniary interest subject to a residual interest for the benefit of his family.

(3)	Mr. Maccarrone is the Company’s Chief Executive Officer and a director. The shares beneficially owned by Mr. Maccarrone, of the Company, are as follows:

Individual Holdings:  10,552 shares held of record by him and 395,000 shares issuable to him upon exercise of the following options:

Shares issuable upon the exercise of options:	Exercise price per share ($)	Expiration Date
10,000	1.50	6/11/2011
10,000	1.10	6/10/2012
75,000	1.45	6/10/2012
10,000	0.66	8/11/2013
10,000	2.19	6/7/2014
75,000	3.02	1/16/2015
10,000	2.00	6/7/2015
10,000	2.66	6/4/2016
10,000	2.60	6/9/2017
10,000	2.04	6/9/2018
10,000	1.30	6/8/2019
140,000	1.75	12/21/2019
15,000	1.37	6/13/2020

Held as co-trustee of the John C. Fanning Revocable Trust:  4,217,308 shares owned by the Trust.  Mr. Maccarrone is a co-trustee (together with Mr. Fanning) of the Trust.  Under the terms of the Trust, Mr. Maccarrone shares voting and dispositive power with Mr. Fanning as to all of these shares but holds no pecuniary interest in the shares.

Held as trustee of the John C. Fanning GRAT:  527,789 shares owned by the GRAT.  Mr. Maccarrone is the trustee of the GRAT.  Under the terms of the GRAT, Mr. Maccarrone holds sole voting and dispositive power but holds no pecuniary interest in the shares.

Held as partner of Fanning Asset Partners, L.P.:  565,382 shares held by the Family Partnership, a limited partnership in which Mr. Maccarrone is the president and sole shareholder of the corporation, HM Assets, Inc., that serves as its general partner, for the benefit of certain members of Mr. Fanning’s family.  Under the terms of the governing partnership and corporate instruments, Mr. Maccarrone holds sole voting and dispositive power as to all of these shares but holds no pecuniary interest in the shares (beyond a nominal interest).

(4)
Not included in the shares beneficially owned by any of the Reporting Persons are up to 13.7 million shares of common stock issuable to the Trust and up to 2.9 million shares of common stock issuable to the Family Partnership, in each case upon conversion of the Company’s Series 2003A convertible preferred stock, Series 2003B convertible preferred stock and Series 2004A convertible preferred stock.  The Series 2003A, 2003B and Series 2004A convertible preferred stock can be converted into common stock or into shares of non-voting participating preferred stock having a liquidation preference of $0.01 per share (but no other preferences) to be created by the Company, which, in turn, would be convertible into common stock.  The Series 2003A, 2003B and Series 2004A convertible preferred stock are subject to the Voting Agreements entered into by the Trust and the Family Partnership.  Inclusion of these shares in calculating the beneficial ownership of the Reporting Persons would have the following impact:

•	If all such shares held by the Trust and GRAT were deemed to be owned beneficially by Mr. Fanning, he would hold 54.9% (rather than, as shown in the table, 28.9%) of the Company’s common stock.

•
If all such shares held by the Family Partnership and the Trust were deemed to be owned beneficially by Mr. Maccarrone, he would hold 64.9% (rather than, as shown in the table, 32.1%) of the Company’s common stock.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented to include the following:

Item 4 is hereby incorporated in this Item 5 by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to include the following:

Item 4 is hereby incorporated in this Item 6 by reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1   Form of Voting Agreement entered into by each of the Reporting Persons (incorporated by reference to Annex B of COMFORCE Corporation’s Preliminary Proxy Statement on Schedule 14A filed November 5, 2010).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2010

/s/ John C. Fanning
John C. Fanning

/s/ Harry V. Maccarrone
Harry V. Maccarrone

John C. Fanning Revocable Trust

By:	/s/ John C. Fanning
Name: John C. Fanning
Title: Co-Trustee

John C. Fanning Grantor Retained Annuity Trust

By:	/s/ Harry V. Maccarrone
Name: Harry V. Maccarrone
Title: Trustee

Fanning Asset Partners, L.P.
By:	HM Assets, Inc., General Partner

	By:	/s/ Harry V. Maccarrone
Name: Harry V. Maccarrone
Title: President